 Exhibit 99.1

Golden Star Announces Election of Directors

TORONTO, May 5, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") today announced that all of the nominee directors listed in the Company's management information circular dated March 14, 2016, were elected as directors of the Company. The vote was conducted at the Company's annual general and special meeting of shareholders held on May 5, 2016. The results of the vote are set out below:

Nominee	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
Timothy C. Baker	66,628,575	1,238,471	98.18%	1.82%
Samuel T. Coetzer	66,794,260	1,072,786	98.42%	1.58%
Anu Dhir	66,916,265	950,781	98.60%	1.40%
Robert E. Doyle	66,819,074	1,047,972	98.46%	1.54%
Tony Alan Jensen	65,869,833	1,997,213	97.06%	2.94%
Daniel Owiredu	66,842,752	1,024,294	98.49%	1.51%
Craig J. Nelsen	67,063,850	803,196	98.82%	1.18%
William L. Yeates	66,866,732	1,000,314	98.53%	1.47%

Company Profile
Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: Lisa Doddridge, Vice President, Investor Relations & Corporate Affairs, 416-583-3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 18:34e 05-MAY-16